--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                  (RULE 13e-3)
                   TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
                             ---------------------

                      MOMENTUM BUSINESS APPLICATIONS, INC.
                                (Name of Issuer)
                                PEOPLESOFT, INC.
                       (Name of Person Filing Statement)
                             ---------------------
                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                                   60877P108
                     (CUSIP Number of Class of Securities)
                             ---------------------
                                CRAIG A. CONWAY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                PEOPLESOFT, INC.
                              4460 HACIENDA DRIVE
                              PLEASANTON, CA 94588
                                 (925) 694-3000
      (Name, Address and Telephone Numbers of Person Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

                                   COPIES TO:

                  ANNE S. JORDAN                                  DOUGLAS D. SMITH, ESQ.
    SENIOR VICE PRESIDENT, GENERAL COUNSEL AND                    PETER T. HEILMANN, ESQ.
                     SECRETARY                                  GIBSON, DUNN & CRUTCHER LLP
                 PEOPLESOFT, INC.                                  ONE MONTGOMERY STREET
                4460 HACIENDA DRIVE                          ONE MONTGOMERY TOWER, 31ST FLOOR
               PLEASANTON, CA 94588                               SAN FRANCISCO, CA 94104
                  (925) 694-3000                                      (415) 393-8200

                             ---------------------
     This statement is filed in connection with (check the appropriate box):

    a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (sections 240.14a-1 through 240.14b-2), Regulation 14C (sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (section 240.13e-3(c))
              under the Securities Exchange Act of 1934 (the "Act").
    b.   [ ]  The filing of a registration statement under the Securities
              Act of 1933.
    c.   [ ]  A tender offer.
    d.   [X]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
             TRANSACTION VALUATION(1)                             AMOUNT OF FILING FEE(2)
-------------------------------------------------------------------------------------------------------
                    $90,000,000                                           $18,000
-------------------------------------------------------------------------------------------------------

(1) For purposes of calculating the filing fee only. The filing fee was calculated based on the purchase price of $90 million for all issued and outstanding shares of Class A Common Stock acquired pursuant to this transaction.

(2) The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate value of cash to be paid by PeopleSoft, Inc. for such Class A Common Stock.

     [ ] Check the box if any part of the fee is offset as provided by section
         240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $
     Form or Registration No.:
     Filing Party:
     Date Filed:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

     This Schedule 13E-3 Transaction Statement (together will any Exhibits or Annexes hereto, this "Transaction Statement") is being filed by PeopleSoft, Inc., a Delaware corporation, and relates to PeopleSoft's exercise of an option to purchase all issued and outstanding shares of Class A Common Stock of Momentum Business Applications, Inc., a Delaware corporation.

     The purchase of the Momentum Class A Common Stock covered by this Transaction Statement is pursuant to the exercise of an option in favor of PeopleSoft contained in Momentum's Certificate of Incorporation and does not require any action on the part of Momentum, its board of directors or the holders of the Class A Common Stock.

ITEM 1.  SUMMARY TERM SHEET

     The information set forth under the caption "Summary of Terms" in the Notice to Stockholders of Momentum attached hereto as Exhibit 99.(A) is hereby incorporated by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) The issuer of the class of equity securities which is the subject of this filing and the address of its principal executive offices are:

       Momentum Business Applications, Inc.
        4301 Hacienda Drive, Suite 410
        Pleasanton, CA 94588
        (925) 469-6621

     (b) The exact title of the class of security which is the subject of this filing is Class A Common Stock, par value $0.001, of Momentum. The amount of Class A Common Stock outstanding as of January 29, 2002, the most recent practicable date hereof, is 4,693,826 shares. The approximate number of holders of record of the Class A Common Stock as of January 29, 2002, the most recent practicable date, is 2,010.

     (c) The principal market in which the Class A Common Stock is being traded is the Nasdaq National Market. The range of high and low closing bid quotations for the Class A Common Stock for each quarterly period during the past two years is:

                           PERIOD ENDING                       HIGH     LOW
                           -------------                      ------   ------
January 31, 2002............................................  $20.50   $18.20
October 31, 2001............................................  $18.90   $16.99
July 31, 2001...............................................  $17.20   $12.80
April 30, 2001..............................................  $13.50   $11.88
January 31, 2001............................................  $12.13   $10.13
October 31, 2000............................................  $11.50   $ 9.63
July 31, 2000...............................................  $12.13   $ 7.09
April 30, 2000..............................................  $ 8.62   $ 7.12

     (d) Effective January 29, 2002, Momentum announced a cash dividend on all Momentum Class A and Class B Common Stock in the amount of $1.85 per share payable on February 22, 2002 to stockholders of record at the close of business on February 12, 2002.

     To the best of PeopleSoft's knowledge, after making reasonable inquiry, Momentum has paid no other dividends in the past two years.

     Momentum is restricted from paying any dividends on the Class A Common Stock (i) unless the same per share dividend is declared on the Class B Common Stock; and (ii) if, after payment of such dividend, the amount of Momentum's cash, cash equivalents and short-term and long-term investments would be less than the amount of Available Funds, as such phrase is defined in the Restated Certificate of Incorporation of

Momentum as filed with the Delaware Secretary of State on December 31, 1998 attached hereto as Exhibit 99.(D)(i) (the "Certificate of Incorporation"), as amended by the Certificate of Amendment (the "Certificate of Amendment" and together with the Certificate of Incorporation, the "Restated Certificate") filed with the Delaware Secretary of State on September 19, 2001, attached hereto as Exhibit 99.(D)(ii) remaining after expenditures pursuant to the Development and License Agreement between Momentum and PeopleSoft dated as of December 30, 1998, as amended (the "Development Agreement"), as of the date of such dividend.

     (e) Not applicable.

     (f) Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This filing is being made by PeopleSoft. PeopleSoft's business address and telephone number are:

       PeopleSoft, Inc.
        4460 Hacienda Drive
        Pleasanton, CA 94588
        (925) 694-3000

     PeopleSoft exercised its option to purchase all of Momentum's Class A Common Stock on January 29, 2002 pursuant to PeopleSoft's purchase option (the "Purchase Option"), the terms of which are set forth in the Restated Certificate. Under the Purchase Option, PeopleSoft is entitled to purchase all, but not less than all, of the issued and outstanding Class A Common Stock at any time prior to the earlier of: (i) 60 days after Momentum provides PeopleSoft with a statement that, as of the end of any calendar month, there are less than $2.5 million of Available Funds remaining after all of Momentum's expenditures pursuant to the Development Agreement, accompanied by a report of Momentum's independent auditors stating that nothing has come to their attention indicating that there are $2.5 million or more of Available Funds remaining at that date; or (ii) December 31, 2002 (subject to certain extension rights).

     (b) PeopleSoft's principal business is the design, development, marketing and support of a family of enterprise application software products for use throughout large and medium sized organizations. During the past five years, PeopleSoft has not been convicted in a criminal proceeding. During the past five years, PeopleSoft has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (c) Information regarding PeopleSoft's directors and executive officers.

    David Duffield
     4460 Hacienda Drive
     Pleasanton, CA 94588
     (925) 694-3000

     Mr. David Duffield is Chairman of the Board of Directors of PeopleSoft. Mr. Duffield is a founder of PeopleSoft and has served as Chairman of the Board since PeopleSoft's incorporation in August 1987. He also served as Chief Executive Officer from August 1987 through September 1999 and President from August 1987 through May 1999. Prior to PeopleSoft, he was a founder and Chairman of the Board of Integral, a vendor of human resource and financial applications software, from April 1972 through April 1987. During a portion of that time, Mr. Duffield also served as Integral's Chief Executive Officer. Mr. Duffield was the co-founder of Information Associates (now a subsidiary of Systems and Computer Technology), where he was employed between 1968 and 1972. Prior to that Mr. Duffield worked at IBM, a computer systems manufacturer, as a marketing representative and systems engineer. Mr. Duffield is a citizen of the United States.

    Craig A. Conway
    4460 Hacienda Drive
     Pleasanton, CA 94588
     (925) 694-3000

     Mr. Craig A. Conway is President and Chief Executive Officer of PeopleSoft and is a member of the Board of Directors of PeopleSoft. Mr. Conway joined PeopleSoft in 1999 as President and Chief Operating Officer, and was promoted to Chief Executive Officer later that year. He oversees PeopleSoft's business operations including sales, marketing, professional services, customer support, development, finance and administration. From 1996 to 1999, Mr. Conway was President and Chief Executive for OneTouch Systems, a leader in the field of interactive broadcast networks. From 1993 to 1996, Mr. Conway served as President and Chief Executive for TGV Software, Inc., an early developer of IP network protocols and applications for corporate intranets and the internet. Mr. Conway also spent eight years at Oracle Corporation as Executive Vice President in a variety of roles including marketing, sales and operations. Mr. Conway is a citizen of the United States.

    A. George "Skip" Battle
     4460 Hacienda Drive
     Pleasanton, CA 94588
     (925) 694-3000

     Mr. A. George "Skip" Battle is a member of the Board of Directors of PeopleSoft. Mr. Battle became a director of PeopleSoft in December 1995. Mr. Battle served from 1968 until his retirement in June 1995 in various roles of increasing responsibility with Andersen Consulting. At the time of his retirement, Mr. Battle was Managing Partner of Market Development. He was also a member of Andersen Consulting's Executive Committee, Global Management Council and Partner Income Committee. Prior to his position as Managing Partner of Market Development, he served as Managing Partner of North American Planning and Operations. Mr. Battle is a director of Ask Jeeves, Inc., Barra, Inc. and Fair Isaac Company, and a director of three mutual funds, Masters Select Equity, Masters Select Value and Masters Select International. Mr. Battle is also currently a Senior Fellow at the Aspen Institute. In December 2000, Mr. Battle was appointed Chief Executive Officer of Ask Jeeves, Inc. Mr. Battle is a citizen of the United States.

    Aneel Bhusri
     4460 Hacienda Drive
     Pleasanton, CA 94588
     (925) 694-3000

     Mr. Aneel Bhusri is Vice Chairman of the Board of Directors of PeopleSoft. Mr. Bhusri, a director since March 1999, is currently a General Partner with Greylock Management, an early stage venture capital firm. He joined PeopleSoft in 1993 and ultimately served as Senior Vice President, Product Strategy, Marketing and Business Development. Previously, as an associate at Norwest Venture Partners, Mr. Bhusri identified emerging software companies for investment. He also spent several years in the Morgan Stanley corporate finance organization working with the firm's high-tech clients. In addition to PeopleSoft, Mr. Bhusri currently serves as a member of the Boards of the following companies: Marimba, Brience, PolyServe, HelloAsia.com, Cameraworld.com, Guru.com and Corio. Mr. Bhusri is a citizen of the United States.

    Frank J. Fanzilli Jr.
     4460 Hacienda Drive
     Pleasanton, CA 94588
     (925) 694-3000

     Mr. Frank J. Fanzilli Jr. is a member of the Board of Directors of PeopleSoft. Mr. Fanzilli is a Managing Director of Credit Suisse First Boston and its Chief Information Officer. Mr. Fanzilli joined Credit Suisse First Boston in 1985 as an Analyst in the Information Services Department. Since that time, Mr. Fanzilli has held a variety of positions within Information Technology, including Head of European Information Services and Head of Global Application Development. Prior to Credit Suisse First Boston, Mr. Fanzilli spent five years at IBM where he managed systems engineering and software development for Fortune 50 accounts. Mr. Fanzilli also serves on the board of directors of Corechange Inc. Mr. Fanzilli is a citizen of the United States.

    Steven Goldby
     4460 Hacienda Drive
     Pleasanton, CA 94588
     (925) 694-3000

     Mr. Steven Goldby is a member of the Board of Directors of PeopleSoft. Mr. Goldby was appointed as a director of PeopleSoft in February 2000. Mr. Goldby is Chairman and Chief Executive Officer of Symyx Technologies, the leading company applying combinatorial methods to materials science. Prior to Symyx, he served for more than ten years as Chief Executive Officer of MDL Information Systems, Inc., the enterprise software company that pioneered scientific information management. Before joining MDL, Mr. Goldby held various management positions, including senior vice president, at ALZA Corporation, from 1968 to 1973, and was president of Dynapol, a specialty chemical company, from 1973 to 1981. Mr. Goldby is a citizen of the United States.

    Cyril Yansouni
     4460 Hacienda Drive
     Pleasanton, CA 94588
     (925) 694-3000

     Mr. Cyril Yansouni is a member of the Board of Directors of PeopleSoft. Mr. Yansouni has been a director of PeopleSoft since 1992. Mr. Yansouni is currently the Chairman of the Board of Directors of Read-Rite Corporation. From March 1991 to June 2000, Mr. Yansouni served as both Chairman of the Board of Directors and Chief Executive Officer of Read-Rite Corporation. Prior to joining Read-Rite Corporation, Mr. Yansouni was with Unisys Corporation, a manufacturer of computer systems, from December 1988 to February 1991, where he served in various senior management capacities, most recently as an Executive Vice President. From October 1986 to December 1988, Mr. Yansouni was President of Convergent Technologies, a manufacturer of computer systems that was acquired by Unisys Corporation in December 1988. From 1967 to 1986, Mr. Yansouni was at Hewlett-Packard Company, where he served in a variety of technical and management positions, most recently as Vice President and General Manager of the Personal Computer Group. Mr. Yansouni also serves as Chairman of the Board of Directors of Scion Photonics, Inc. Mr. Yansouni is a citizen of Egypt.

    Nanci Caldwell
     4460 Hacienda Drive
     Pleasanton, CA 94588
     (925) 694-3000

     Ms. Nanci Caldwell is Executive Vice President and Chief Marketing Officer of PeopleSoft. Ms. Caldwell joined PeopleSoft in 2001 as Senior Vice President and Chief Marketing Officer. In January 2002, Ms. Caldwell was promoted to Executive Vice President and Chief Marketing Officer. Prior to joining PeopleSoft, Ms. Caldwell worked for Hewlett Packard from 1982 to 2001, where she held a number of senior management roles, including: Vice President of Marketing -- HP Services, Vice President of North American Sales and Vice President of Worldwide Enterprise Marketing and Global Alliances. Ms. Caldwell is a citizen of Canada.

    Guy Dubois
     4460 Hacienda Drive
     Pleasanton, CA 94588
     (925) 694-3000

     Mr. Guy Dubois is Executive Vice President, International of PeopleSoft. Mr. Dubois joined PeopleSoft in 1999. Prior to being promoted to his current role in January 2000, Mr. Dubois served as Executive Vice President and General Manager, International of The Vantive Corporation. From 1995 to 1999, Mr. Dubois was Vice President and General Manager of the Europe, Middle East, Africa operations of Sybase Corporation. From 1994 to 1995, Mr. Dubois was Vice President of Southern Europe at Sybase. Prior to that, he was Deputy Managing Director of Digital Equipment Corporation France. Mr. Dubois is a citizen of France.

    Ram Gupta
     4460 Hacienda Drive
     Pleasanton, CA 94588
     (925) 694-3000

     Mr. Ram Gupta is Executive Vice President, Products and Technology of PeopleSoft. Mr. Gupta joined PeopleSoft in 2000 as Executive Vice President of Products and Technology. Prior to joining PeopleSoft, he was Senior Vice President and General Manager for HealtheonCWebMD Corp., from 1997 to 2000. Before working at HealtheonCWebMD, Mr. Gupta was the director of the Multimedia Networking Group at Silicon Graphics, from 1994 to 1997. Before that he worked in various management roles at IBM and Philips. Mr. Gupta is a citizen of India.

    Anne S. Jordan
     4460 Hacienda Drive
     Pleasanton, CA 94588
     (925) 694-3000

     Ms. Anne S. Jordan is Senior Vice President, General Counsel and Secretary of PeopleSoft. Ms. Jordan joined PeopleSoft in 1999 as Senior Vice President, General Counsel and Corporate Secretary for PeopleSoft. Prior to joining PeopleSoft, Ms. Jordan was Vice President, Administration and General Counsel for Sega of America, Inc., from 1994 to 1999. Prior to 1994 she was a partner in Carr & Ferrell and held positions as Vice President and General Counsel for Worlds of Wonder, Inc., Assistant General Counsel for Dole Foods, Inc., and corporate counsel for Beatrice Companies, Inc. and Gould Inc. Ms. Jordan is a citizen of the United States.

    Kevin T. Parker
     4460 Hacienda Drive
     Pleasanton, CA 94588
     (925) 694-3000

     Mr. Kevin T. Parker is Executive Vice President, Finance and Administration and Chief Financial Officer of PeopleSoft. Mr. Parker joined PeopleSoft in 2000 as Senior Vice President and Chief Financial Officer. Prior to joining PeopleSoft Mr. Parker served as Senior Vice President and Chief Financial Officer for Aspect Communications Corp., a customer relationship management software company, from 1999 to 2000. From 1996 to 1999, Mr. Parker was Senior Vice President of Finance and Administration at Fujitsu Computer Products of America. Previous posts include Chief Financial Officer, Controller and other financial management positions at Standard Microsystems, O'Neil Data Systems, Toshiba America Information Systems, CalComp and Price Waterhouse. Mr. Parker is a citizen of the United States.

    W. Philip Wilmington
     4460 Hacienda Drive
     Pleasanton, CA 94588
     (925) 694-3000

     Mr. W. Philip Wilmington is Executive Vice President, Americas of PeopleSoft. Mr. Wilmington joined PeopleSoft in 1992. Before being promoted to his current role in January 2000 as Executive Vice President of North America Operations and Global Alliances, Mr. Wilmington held various positions including President of the Services Division, Vice President of Emerging Markets, General Manager of the Financial Services business unit, and General Manager of the Midwest Region. Prior to joining PeopleSoft, Mr. Wilmington served as Executive Vice President of Field Operations at Trinet, Inc., and as Vice President of Sales and Operations at Tesseract Corp. Mr. Wilmington is a citizen of the United States.

     During the past five years, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) PeopleSoft exercised its option to purchase all of Momentum's Class A Common Stock on January 29, 2002 by delivering an exercise notice to Momentum. The terms of the Purchase Option are set forth in Momentum's Restated Certificate. Pursuant to the Restated Certificate, as of January 29, 2002, the exercise price of the Purchase Option is $90 million, subject to final purchase adjustments, if any. The closing date for the purchase is presently scheduled for March 31, 2002 (the "Closing Date"). The Closing Date can be extended in certain circumstances outlined in the Restated Certificate, such as the need for regulatory clearance. PeopleSoft will deposit the exercise price with EquiServe Trust Company N.A. (the "Payment Agent") on or prior to the Closing Date. Promptly following the Closing Date, the Payment Agent will distribute the exercise price pro rata to each person or entity who was a holder of Class A Common Stock at the close of business on the Closing Date. In accordance with the terms of the Restated Certificate, the holders of the Class A Common Stock do not need to take any steps, nor do they have any right, to approve the purchase by PeopleSoft. Title to the Class A Common Stock will automatically vest in PeopleSoft on the Closing Date and the exercise price will be paid to the Momentum stockholders in accordance with the Restated Certificate. See
Item 7(d) below regarding possible backup withholding.

     (b) Not applicable.

     (c) The terms of the transaction would be the same for all stockholders; provided, however, that registered stockholders who hold physical stock certificates must submit their certificates to the Payment Agent in order to receive their pro rata share of the exercise price, whereas registered stockholders who hold their shares in book entry form will automatically receive payment by check. Stockholders who hold their shares in a brokerage account will have the relevant account automatically credited by the broker.

     (d) Because the exercise of the Purchase Option does not constitute a merger or consolidation, no appraisal rights are available under either applicable law or the Restated Certificate to Momentum stockholders in respect of the exercise of the Purchase Option. PeopleSoft is not aware of any rights available to objecting holders of Class A Common Stock under applicable law.

     (e) PeopleSoft did not grant access to any unaffiliated security holders to the corporate files of PeopleSoft or appoint counsel or appraisal services for unaffiliated security holders at the expense of PeopleSoft.

     (f) Not applicable.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a)(1) The nature and approximate amount in dollars of any transaction between PeopleSoft and Momentum which has occurred during the past two years are as follows:

          (i) From January 1, 2000 to January 31, 2002, Momentum incurred approximately $229.5 million in development costs pursuant to the Development Agreement whereby PeopleSoft was retained by Momentum to perform certain research and development activities directed toward the selection and development of software application products.

          (ii) From January 1, 2000 to January 31, 2002, Momentum paid approximately $0.8 million to PeopleSoft pursuant to a Services Agreement dated as of December 30, 1998 (the "Services Agreement") whereby PeopleSoft was retained by Momentum to supply certain administrative services to Momentum in exchange for payment of PeopleSoft's costs in the provision of such services.

          (iii) In June 2000, Momentum purchased development technology from PeopleSoft for a total price of $9.7 million. The purchased technology is utilized by Momentum in advancing the development of Momentum Products (as defined in the Development Agreement).

          (iv) From January 1, 2000 to January 31, 2002, PeopleSoft paid Momentum approximately $8.7 million pursuant to a Marketing and Distribution Agreement dated as of December 30, 1998, as amended (the "Marketing and Distribution Agreement") whereby PeopleSoft licensed certain proprietary technology of Momentum.

          (v) Pursuant to the Marketing and Distribution Agreement, Momentum granted to PeopleSoft an option to obtain a license to certain products developed by Momentum. No amounts have been paid by either PeopleSoft or Momentum to the other party pursuant to this license option in the past two years except as set forth in (iv) above.

     (2) Pursuant to the Restated Certificate, prior to the exercise of the Purchase Option, PeopleSoft, as sole holder of Momentum Class B Common Stock, has the right to elect one director of Momentum. This director has been employed by PeopleSoft as a regular PeopleSoft employee and compensated by PeopleSoft pursuant to its regular employment practices, but receives no additional compensation for serving as a director of Momentum.

     (b) See contracts listed in Item 5(a). In addition, in September 2001, following approval by the Momentum stockholders, including PeopleSoft as sole holder of Momentum Class B Common Stock, Momentum filed the Certificate of Amendment with the Delaware Secretary of State, which amendment revised upward the formula for determining the exercise price that PeopleSoft must pay upon exercise of the Purchase Option. Also, in July 2001, PeopleSoft and Momentum amended the Development Agreement and the Marketing and Distribution Agreement to restructure PeopleSoft's payments to Momentum in exchange for the license to products developed by Momentum, which amendment became effective upon filing of the Certificate of Amendment with the Delaware Secretary of State following approval by the Momentum stockholders.

     (c) See contracts listed in Item 5(a). In addition, pursuant to the Restated Certificate, prior to the exercise of the Purchase Option, PeopleSoft, as sole holder of Momentum Class B Common Stock, has the right to elect one director of Momentum.

     (d) Not applicable.

     (e) Article FIFTH of the Restated Certificate provides PeopleSoft with the Purchase Option. The Purchase Option provides that PeopleSoft may purchase all, but not less than all, of the issued and outstanding Class A Common Stock at any time prior to the expiration of the Purchase Option. Pursuant to the Restated Certificate, the Purchase Option expires upon the earlier of: (i) 60 days after Momentum provides PeopleSoft with a statement that, as of the end of any calendar month, there are less than $2.5 million of Available Funds remaining after expenditures pursuant to the Development Agreement, accompanied by a report of Momentum's independent auditors stating that nothing has come to their attention indicating that there are $2.5 million or more of Available Funds remaining at that date; or (ii) December 31, 2002 (subject to certain extension rights). PeopleSoft may exercise the Purchase Option at any time prior to such expiration date by mailing an exercise notice to Momentum. This exercise notice must identify certain information, including a closing date for the purchase and the exercise price. The closing date must be within 60 days of the exercise date but may be extended by PeopleSoft in certain circumstances outlined in the Restated Certificate, such as the need for regulatory clearance. PeopleSoft exercised the Purchase Option by providing the foregoing exercise notice to Momentum on January 29, 2002. The Closing Date is currently scheduled for March 31, 2002.

     From the date of exercise of the Purchase Option until the Closing Date, Momentum is prohibited by the terms of the Restated Certificate from engaging in any extraordinary corporate activity without the prior written consent of PeopleSoft.

     Article FOURTH of the Restated Certificate provides that as soon as PeopleSoft exercises the Purchase Option, Momentum's board shall cease to be classified, the number of authorized Momentum directors shall be increased in accordance with a formula set forth in the Restated Certificate and the holders of

Momentum's Class B Common Stock (currently PeopleSoft) shall have the sole right to elect the directors thereafter.

     Within 15 business days after the mailing of the exercise notice to Momentum, Momentum must provide PeopleSoft with a status statement containing certain financial information. Momentum provided the status statement to PeopleSoft on February 13, 2002. This financial information includes all actual and contingent liabilities of Momentum. PeopleSoft then may reduce the exercise price by the amount of such liabilities. It is not anticipated that any reduction will occur in the current circumstances of this transaction.

     PeopleSoft must designate a payment agent who will distribute the exercise price to the Momentum stockholders. PeopleSoft must also deposit both the exercise price and irrevocable instructions to pay the exercise price to Momentum stockholders of record as of the close of business on the Closing Date with the payment agent on or prior to the Closing Date. PeopleSoft has designated EquiServe Trust Company N.A. as Payment Agent.

     On the Closing Date, title to the Class A Common Stock will automatically transfer to and vest in PeopleSoft without further act of any person. The Payment Agent will then disburse the exercise price to the holders of Momentum Class A Common Stock as set forth in Item 4(c) above. See Item 7(d) below regarding possible backup withholding.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Not applicable.

     (b) Subsequent to the purchase of the Class A Common Stock by PeopleSoft, Momentum will be a wholly-owned subsidiary of PeopleSoft. PeopleSoft currently has no plans to dispose of the Class A Common Stock after the Closing Date.

     (c) Subsequent to the purchase of the Class A Common Stock by PeopleSoft, Momentum will be a wholly-owned subsidiary of PeopleSoft. PeopleSoft currently plans to merge Momentum into PeopleSoft promptly after the Closing Date. Momentum's Class A Common Stock will also be de-listed from the Nasdaq National Market. In addition, Momentum will file a Form 15 with the Securities and Exchange Commission (the "Commission") to suspend its reporting requirements under the Exchange Act and terminate registration of the Class A Common Stock. PeopleSoft also intends to fill any vacancies on Momentum's board of directors with PeopleSoft employees.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) The purpose of this transaction is for PeopleSoft to acquire the rights to all products and product candidates developed or under development by PeopleSoft and Momentum pursuant to the Development Agreement, as it is permitted to do pursuant to its Purchase Option. PeopleSoft believes that it is in the best interests of PeopleSoft and PeopleSoft's stockholders to exercise the Purchase Option at this time.

     (b) PeopleSoft holds an option to license each of the individual products being developed by PeopleSoft on behalf of Momentum and has exercised its option with respect to six of these products. Such licenses obligate (and any future licenses would obligate) PeopleSoft to make significant product payments to Momentum. Therefore, maintaining the existing licenses in place and potentially exercising the license option with respect to individual products in the future were not considered by PeopleSoft to be the most effective and comprehensive means to acquire all of Momentum's product and product candidates.

     (c) The transaction was structured pursuant to the terms of the Purchase Option set forth in the Restated Certificate. This transaction is being undertaken at this time because PeopleSoft expects that Momentum's Available Funds may fall below $2.5 million by the February 2002, triggering the expiration of the Purchase Option. PeopleSoft's expectations regarding Momentum's Available Funds are based primarily on disclosures in Momentum's annual report on Form 10-K for the year ended April 30, 2001 and its quarterly reports on Form 10-Q for the quarters ended July 31, 2001 and October 31, 2001. For the reasons described in Items 7(a) and 7(b) above, PeopleSoft's directors determined that exercise of the Purchase Option at this time was in the best interests of PeopleSoft and its stockholders.

     (d) The transaction reported herein will cause Momentum to become a wholly-owned subsidiary of PeopleSoft. As a result PeopleSoft will indirectly own all of the assets of Momentum. Momentum's Class A Common Stock will be de-listed from the Nasdaq National Market and Momentum's public reporting obligations will be suspended.

     The transaction reported herein will cause each stockholder of Class A Common Stock to dispose of his, her or its Class A Common Stock for consideration equal to that stockholder's pro rata share of the exercise price identified in Item 4(a) above.

     The material United States federal income tax considerations for Momentum stockholders relating to the exercise of the Purchase Option generally are as described below. This discussion does not address state, local or foreign tax law, and only provides general information regarding Momentum stockholders that are "United States persons" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). It may not address all relevant United States federal income tax consequences to such persons, and it does not address United States federal income tax consequences to other categories of Momentum stockholders, e.g., foreign persons, dealers in securities, stockholders that are exempt from federal income tax, stockholders who received their Momentum stock by the exercise of an option or as compensation, or stockholders who do not hold their Class A Common Stock as capital assets. This discussion is based on present United States federal income tax laws, all of which are subject to change or different interpretations by the courts or the Internal Revenue Service, and all of which changes or different interpretations may have retroactive effect. This discussion does not bind the Internal Revenue Service, and the Internal Revenue Service could take positions contrary to those discussed below. ALL HOLDERS OF CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS.

     Holders of Class A Common Stock will have a capital gain or loss due to the exercise of the Purchase Option equal to the difference between (a) the cash received and (b) the holder's basis in the Class A Common Stock surrendered. Gain or loss due to the exercise of the Purchase Option will be long-term capital gain or loss if the holder's holding period for the Class A Common Stock exceeds one year at the time of the closing of the exercise of the Purchase Option. However, the combination of the Class A Common Stock and the Purchase Option may be deemed a "straddle," in which case the holding period for the Class A Common Stock would not begin until the date that the Purchase Option is exercised and capital gain or loss as a result of the exercise of the Purchase Option would be short-term capital gain or loss. Limitations may apply to deduction of capital loss.

     To the extent that a holder of Class A Common Stock has not provided or does not provide a correct taxpayer identification number on IRS Form W-9 or a substitute therefor, such holder may be subject to backup withholding.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a) PeopleSoft reasonably believes that the transaction reported herein is fair to the unaffiliated holders of Momentum Class A Common Stock. The transaction was unanimously approved in an action by unanimous written consent of the PeopleSoft board of directors.

     (b) The material factors upon which the belief stated in Item 8(a) is based are set forth below. PeopleSoft did not assign any particular weight to any of the factors listed below.

  CONTRACT RIGHT

     The Purchase Option is a contract right which was an integral part of the capital structure of Momentum. It is memorialized in the Certificate of Incorporation filed with the Delaware Secretary of State prior to the distribution to the initial holders of Class A Common Stock, and, as noted below, was described in the Information Statement, dated December 31, 1998 (the "Information Statement"), disseminated to the initial holders of Class A Common Stock who received their shares without consideration as a distribution on their PeopleSoft stock. The Purchase Option has also been described to all subsequent Class A Common Stock holders through Commission filings and public statements and/or press releases of Momentum.

  STOCKHOLDER AWARENESS OF PURCHASE OPTION

     The initial holders of the Class A Common Stock received their stock as a distribution on their PeopleSoft stock in 1999. The Purchase Option, as a material term of the Class A Common Stock, was described in the Information Statement distributed in connection with the distribution of the Class A Common Stock. The Purchase Option was also set forth in the Certificate of Incorporation, which was publicly filed both with the Delaware Secretary of State and the Commission prior to the distribution. Pursuant to the Certificate of Incorporation, the stock certificates for the Class A Common Stock were legended to put the holders thereof on notice of the Purchase Option. Stockholders were also advised of the Purchase Option in each Form 10-K and Form 10-Q filed by Momentum. In addition, Momentum included a risk factor under the heading "PeopleSoft May Not Exercise Its License Option or Purchase Option" in the Information Statement, which specifically states that PeopleSoft has sole discretion as to when, if ever, it exercises the Purchase Option. As a result, every holder of Momentum Class A Common Stock received substantial notice as to the terms of the Purchase Option prior to making any investment decision with respect to the Class A Common Stock.

 THE PRICE OF THE PURCHASE OPTION IS THE GREATEST OF THE POSSIBLE VALUATION METHODS PROVIDED FOR IN THE RESTATED CERTIFICATE

     Article FIFTH of the Restated Certificate provides that the exercise price of the Purchase Option shall be the greatest of four possible methods of valuation that are set forth in such Article: (i) a formula generally based upon the amount of royalty payments made by or due from PeopleSoft to Momentum during the four calendar quarters immediately preceding the quarter in which the Purchase Option is exercised; (ii) the fair market value of 600,000 shares of PeopleSoft common stock determined as of the date the Purchase Option is exercised; (iii) $300 million plus any additional funds contributed to Momentum by PeopleSoft, less the total amount paid by or due from Momentum under the Development Agreement and the Services Agreement, as of the date the Purchase Option is exercised; or (iv) (a) $90 million if the Purchase Option is exercised no later than February 15, 2002, (b) $92.5 million if the Purchase Option is exercised at any time on or between February 16, 2002 and May 15, 2002, or (c) $95 million if the Purchase Option is exercised at any time on or after May 16, 2002. Of these four methods, methods (i) and (iv) listed above were amended in September 2001 by the Certificate of Amendment approved by the Momentum stockholders. In particular, method (iv) listed above was increased from a previous valuation of $75 million to a minimum valuation of $90 million. On the date of notice of exercise, $90 million was the highest value determined in accordance with the Restated Certificate.

 THE PER SHARE PRICE OF THE PURCHASE OPTION IS COMPARABLE TO THE CURRENT MARKET PRICE FOR THE CLASS A COMMON STOCK

     From February 1, 2001 to January 31, 2002, based on closing price, the Class A Common Stock has traded in the range of $11.88 to $20.50 per share, for a total market capitalization of between $55.8 million to $96.2 million. In addition, the sum of the approximate per share exercise price of $18.80 and the cash dividend of $1.85 per share paid to the holders of Class A Common Stock on February 22, 2002 exceeds the average closing price of the stock for the 20 trading days immediately preceding the date of exercise of the Purchase Option, which was $19.70 per share.

 PEOPLESOFT HAS SOLE DISCRETION AS TO THE TIMING OF THE PURCHASE OPTION EXERCISE

     As discussed above, the unaffiliated holders of the Class A Common Stock have been aware of the methods of valuation of the Purchase Option and that PeopleSoft possessed the exclusive right to exercise the Purchase Option at any time until its expiration. The risk factor in the Information Statement discussed above specifically disclosed that PeopleSoft may exercise the Purchase Option at a time when the exercise price is as low as possible. There has been a trading market in the Class A Common Stock since the distribution of such stock in which holders could liquidate their positions if they chose to do so to avoid the risk that PeopleSoft would exercise its Purchase Option.

     If PeopleSoft had not exercised the Purchase Option on January 29, 2002, it is likely that the exercise price under the Restated Certificate would have been higher through the anticipated expiration of the Purchase Option. There could however be no assurance that PeopleSoft would have elected to exercise the option at such higher price in the future.

     (c) The Restated Certificate does not require the approval of the stockholders of Momentum for the exercise of the Purchase Option.

     (d) Because no action is required by either of Momentum's directors or Momentum's security holders to effect the Purchase Option, PeopleSoft believes, after making reasonable inquiry of management of Momentum, that no directors of Momentum have retained an unaffiliated representative to act solely on behalf of any security holders of Momentum.

     (e) No board approval of Momentum was required because of the nature of the Purchase Option.

     (f) PeopleSoft is not aware of any other firm offers within the last two years to acquire Momentum by way of merger or consolidation, acquisition of substantially all of the assets or purchase of Momentum's securities.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) Neither PeopleSoft nor, to the best of PeopleSoft's knowledge after reasonable inquiry of Momentum, Momentum, has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the transaction described herein.

     (b) Not applicable.

     (c) Not applicable.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The total consideration for the purchase by PeopleSoft of the Class A Common Stock shall be determined according to Article FIFTH of the Restated Certificate attached hereto as Exhibits 99.(D)(i) and 99(D)(ii) and shall equal $90 million. The source of these funds is cash reflected on PeopleSoft's balance sheet.

     (b) None of the consideration will be borrowed funds.

     (c) PeopleSoft's reasonably itemized statement of expenses for the transaction includes filing fees of $18,000, printer fees of approximately $10,000, accounting fees of approximately $5,000 and legal fees of approximately $50,000. Momentum will not be responsible for paying any of such expenses.

     (d) Not applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) As of January 29, 2002, no shares of Class A Common Stock of Momentum are beneficially owned by PeopleSoft, by any pension, profit sharing or similar plan of PeopleSoft or, to PeopleSoft's knowledge after reasonable inquiry, by any executive officer or director of PeopleSoft, any person controlling PeopleSoft or any executive officer of any corporation ultimately in control of PeopleSoft or by any associate or majority owned subsidiary of PeopleSoft, except as follows: David Duffield beneficially owned 302,669 shares and Craig
A. Conway beneficially owned 60 shares. None of the foregoing has the right to acquire additional shares of Class A Common Stock.

     (b) None.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     (d) Not applicable.

     (e) Not applicable.

ITEM 13.  FINANCIAL STATEMENTS.

     (a) Momentum's financial information is incorporated herein by reference from Momentum's Form 10-K for the year ended April 30, 2001 and the Momentum Form 10-Q for the quarter ended October 31, 2001. Momentum has no material fixed charges for its two most recent fiscal years and the interim period. Book value per share of Momentum Class A Common Stock was $19.65 and $8.38 at April 30, 2001 and October 31, 2001, respectively.

     (b) Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not applicable.

     (b) Not applicable.

ITEM 15.  ADDITIONAL INFORMATION.

     None.

ITEM 16.  EXHIBITS.

 EXHIBIT
  NUMBER                            DESCRIPTION
 -------                            -----------
99.(A)      Notice to Stockholders of Momentum Business Applications,
            Inc.
99.(D)(i)   Restated Certificate of Incorporation of Momentum Business
            Applications, Inc.(1)
99.(D)(ii)  Certificate of Amendment of the Restated Certificate of
            Incorporation of Momentum Business Applications, Inc.(2)

---------------

(1) Incorporated by reference to Amendment No. 2 to the Registration Statement of Momentum Business Applications, Inc. on Form 10 (Reg. No. 000-25185) filed December 31, 1998.

(2) Incorporated by reference to the Current Report of Momentum Business Applications, Inc. on Form 8-K filed September 20, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PEOPLESOFT, INC.

                                          By: /s/ Stephen F. Hill
                                            ------------------------------------
                                            Name: Stephen F. Hill
                                            Title: Senior Vice President,
                                                   Corporate
                                                Business Development

Date: March 1, 2002

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                             DESCRIPTION
---------                           -----------
99.(A)      Notice to Stockholders of Momentum Business Applications,
            Inc.
99.(D)(i)   Restated Certificate of Incorporation of Momentum Business
            Applications, Inc.(1)
99.(D)(ii)  Certificate of Amendment of the Restated Certificate of
            Incorporation of Momentum Business Applications, Inc.(2)

---------------

(1) Incorporated by reference to Amendment No. 2 to the Registration Statement of Momentum Business Applications, Inc. on Form 10 (Reg. No. 000-25185) filed December 31, 1998.

(2) Incorporated by reference to the Current Report of Momentum Business Applications, Inc. on Form 8-K filed September 20, 2001.